Exhibit 99.(h)(17)

Merrill Lynch

Wealth Management

Bank of America Corporation

RE:  TRIBUTARY FUNDS NO-LOAD FUND SERVICES AGREEMENT

Ladies and Gentlemen:

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“we”, “us” or “Merrill Lynch”) has entered into an Operations Agreement (the “Operations Agreement”) with the distributor of certain open-end investment companies (“mutual fund(s)”) with whom you are affiliated in order to facilitate our customers’ acquisition and/or disposition of shares of such mutual funds. The mutual funds subject to the Operations Agreement are identified on Schedule A thereto or on our or our affiliates’ books and records, as the case may be, as agreed to under such Operations Agreement (hereinafter referred to collectively as the “Funds”, and each a “Fund”).

For the convenience of our customers, as well as customers of certain broker-dealers (“Introducing Firms”) that (i) are not affiliated persons (as such term is defined in Section 2(a)(3) of the Investment Company Act of 1940 (the “1940 Act”)) of Merrill Lynch, (ii) maintain their own operational and/or selling agreements with respect to the Funds, and (iii) clear and settle securities transactions through the Broadcort Division of Merrill Lynch (each a “Customer” and collectively, the “Customers”), that hold shares in the Funds in accounts at Merrill Lynch (each a “Customer Account”), it is desired that Merrill Lynch be listed as the record owner of their shares and that a single omnibus account be established and maintained with each Fund (or class thereof) (each a “House Account” and collectively, the “House Accounts”) that will represent the aggregate number of shares held by such Customers in Customer Accounts at any given time.  The Funds and their service providers, including distributor, administrator, accounting agent, transfer agent, and/or manager, receive a direct benefit from our performing the financial services to be provided hereunder that each would otherwise perform, or have performed, on behalf of such Customers.

Accordingly, in consideration of the mutual covenants herein contained, the parties hereto intending to be legally bound agree as follows:

1.                                      You will cause to be established a single House Account for each Fund (or class thereof) with its transfer agent, subject to the criteria set forth on Exhibit 1 hereof

2.                                       We will perform the services set forth on Exhibit 2 hereof (the “Services”) for the benefit of Customers holding shares in Customer Accounts.

3.                                      You shall provide us with access or information as may be necessary to transfer the Customers’ shares into such House Accounts or to perform the Services, and we will, in accordance with Regulation S-P, not disclose or use any non-public personal information provided by you regarding such Customers other than as specified in this Agreement and as necessary to carry out the purposes of this Agreement.

4.                                      We will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Services, and will otherwise comply with all laws, rules, and regulations applicable to the Services.

5.                                      Upon your request, we will provide access to our facilities and records related to the Services to each Fund and its legal and audit representatives to review the quality of the Services, and to respond to requests of the board of directors/trustees of a Fund, a governmental body, self-regulatory organization or a shareholder.  All costs and expenses incurred by us in providing access for the Fund and its representatives shall be paid by you.

6.                                      (a)                                 Upon written request, we will provide promptly to you or a Fund’s transfer agent or other entity designated in writing by you (your “Designee”) information regarding each of the Customers’ Fund purchase, redemption, transfer and exchange transactions, consisting of the amounts and dates of each individual purchase, redemption, transfer and exchange and, in connection therewith, the taxpayer identification number (“TIN”) (or in the case of non-U.S. Customers, if the TIN is unavailable, the International TIN (“ITIN”) or other government issued identifier (“GU”)) of such Customers, if any and if available, Merrill Lynch account identification number (“BIN”), and Merrill Lynch Financial Advisor identification number associated with such Customer, if applicable, (collectively, the “Trade Data”).  Requests for Trade Data shall set forth a specific period for which transaction information is sought; provided, however, that requests may be ongoing and continuous (e.g., for each trading day throughout the year (“daily basis”)).  You acknowledge that notwithstanding the foregoing you will receive through NSCC Fund/SERV on a daily basis (to the extent of daily transactions in the Funds) each of the Customers’ individual purchase, purchase-exchange, and redemption-exchange transactions (“Buy-Side Data”) without any request for Trade Data hereunder.

(b)                                     Subject to Paragraph 13 and your election on Schedule B hereof, we will transmit to you on a daily basis either (i) each of the Customers’ individual redemption transaction data (“Sell-Side Data”) via a direct transmission from us in the form of a “.PR3” file; or (ii) each of the Customers’ Sell-Side Data via NSCC Fund/SERV.  Subject to Paragraph 13 and your election on Schedule B hereof you may also request Sell-Side Data on other than a daily basis as a customized report as you may elect from time to time.

(c)                                    We will use our best efforts to determine, promptly upon written request, whether any specific Customer about whom you or your Designee has received the Trade Data is itself a financial intermediary (“indirect intermediary”) and upon further written request, we will (i) provide or arrange to have provided Trade Data for those shareholders who hold an account with an indirect intermediary; or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund.

(d)                                  Notwithstanding anything herein in to the contrary, we shall not be required to provide any Trade Data with regard to any Fund that is an “excepted fund” under Rule 22c-2 under the 1940 Act, or with respect to any of the Customers that are not within the definition of “shareholder” in such rule.

7.                                      (a)                                      We will execute written instructions from you or your Designee to restrict or prohibit further purchases or exchanges of Fund shares by a Customer that has been identified by you or your Designee as having engaged in transactions of Fund shares (directly or indirectly through a House Account) that violate the policies established or utilized by the Fund for the purpose of eliminating or reducing any dilution of value of the outstanding securities issued by the Fund (the “Market Timing Policies”).

(b)                                      Instructions must include the TIN, ITIN or GII, if known, and the specific restriction( s) to be executed.  If the TIN, ITIN or GII, is not known, the instructions must include an equivalent identifying number of the Customer or other agreed upon information to which the instruction relates.

(c)                                      We will execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by us, and we will promptly provide written confirmation that such instructions have been executed.

(d)                                     You or your Designee shall provide us written instructions prior to our removal of any purchase or exchange restriction or prohibition previously received from you, which instructions will be executed as soon as reasonably practicable.

8.                                      (a)                                      You acknowledge that (i) the purpose for providing our confidential Trade Data to you or your Designee is to better enable you and/or your Designee to monitor for violations of the Market Timing Policies of the Funds by the Customers, and (ii) you or your Designee are responsible for determining when you or the Funds need our assistance in monitoring and enforcing the Funds’ Market Timing Policies through a request for Trade Data pursuant to Paragraph 6 or an instruction to prohibit further purchases or exchanges pursuant to Paragraph 7 hereunder.

(b)                                    If the Funds consider, at any time, the adoption of Merrill Lynch’s market timing/short-term trading policies in lieu of the Funds’ Market Timing Policies for shareholders investing through Merrill Lynch, you shall provide us written notice of any such consideration at least 90 (ninety) days in advance of implementing any such policy and secure Merrill Lynch’s prior written consent to such arrangements.

9.                                      Notwithstanding anything herein to the contrary, to the extent you or your Designee receives Trade Data or any other Customer Data (as defined below, and together with the Trade Data hereinafter referred to as the “Data”), you covenant for yourself, your Designee and any affiliate of either that: (i) in accordance with Regulation S-P, none of you shall use any Data except to the extent necessary to carry out the purposes set forth in Paragraphs 5 and 8 above and for no other purposes (including, without limitation, for any marketing, sales or other promotional efforts by any of you or the Funds); (ii) none of you shall disclose any Data to any third party, including, without limitation, third party service providers without our prior written consent and an agreement in writing from the third party to use or disclose such Data only to the extent necessary to carry out the purposes of this Agreement and for no other purposes; (iii) each of you shall maintain, and shall require all third parties approved under clause (ii) to maintain, effective information security measures to protect the Data from unauthorized disclosure or use; and (iv) each of you shall provide us with information regarding such security measures upon our reasonable request and promptly provide us with information regarding any failure of such security measures or any security breach related to the Data.  For the purposes of this Agreement,  “Customer Data” means the nonpublic personal information (as defined in 15 U.S.C. § 6809(4)) of our (and/or our parent, affiliated or subsidiary companies’)  Customers or prospects received by you or your Designee under the terms of this Agreement or any other agreement between us and you associated with the distribution of, or services with respect to, the Funds, including, but not limited to (a) an individual’s name, address, e-mail address, IP address, social security number, and/or telephone number; (b) the fact that an individual has a relationship with us and/or our parent, affiliated or subsidiary companies; or (c) an individual’s other account information.

10.                               If required by applicable law or governmental or court order, we will provide any Data directly to any court or governmental agency.  You explicitly acknowledge that all of the Data is our exclusive property and shall remain so notwithstanding any release thereof in accordance with the terms of this Agreement.

11.                               (a)                                    You and your Designee shall safeguard and preserve as confidential and not use, except as expressly provided herein, any or all information other than the Data provided pursuant to, or in connection with, this Agreement to you or your Designee, including, but not limited to, Merrill Lynch branch office names and identification numbers, Merrill Lynch Financial Advisor names, as well as Merrill Lynch systems, policies, processes, business plans and operations, which information collectively shall include any such information that is orally disclosed to you or your Designee, or learned by you or your Designee while on our premises or derived as a result of, or in connection with, this Agreement and its subject matter or any other agreement between us and you with respect to the Funds (collectively, “Confidential Information”).

(b)                                      Except as expressly provided for herein, you and your Designee will not, without first obtaining our prior written consent, disclose to any person, firm or enterprise, or use for your benefit, any Confidential Information.  You and your Designee, if any, shall limit your disclosure of the Confidential Information to as few persons as possible and only to those persons with a need to know that are your or your Designee’s employees or independent contractors engaged by you or your Designee and subject to an agreement to maintain the confidentiality of information provided to such independent contractors.  You and your Designee, if any, shall take all steps necessary to prevent disclosure of any Confidential Information in a manner consistent with your obligations under this Agreement.  You and your Designee, if any, shall have no obligation with respect to particular information to the extent, but only to the extent, that such information:  (i) is already rightfully known to you or your Designee at the time it is obtained from us, free from any obligation to keep such information confidential, as demonstrated by competent evidence; (ii) is or becomes publicly known through no wrongful act of yours or your Designee’s or without breach of any terms and conditions of this Agreement; (iii) is rightfully received from a third party without restriction and without breach of any terms and conditions of this Agreement, as demonstrated by competent evidence; or (iv) is required to be disclosed by law, regulation, or court order (provided that you or your Designee shall promptly notify us of any such use or requirement prior to disclosure in order to afford us an opportunity to seek a protective order to prevent or limit public disclosure of the information).

(c)                                            Upon our request, you and your Designee, if any, shall promptly return the Confidential Information (and any copies, extracts, and summaries thereof) to us, or, with our written consent, shall promptly destroy, in a manner satisfactory to us, such materials (and any copies, extracts, and summaries thereof) and shall further provide us with written confirmation of same.

12.                               We will invoice you for the Services and any other administrative and/or marketing services and support provided hereunder or in connection herewith, and you shall pay, or cause the Funds to pay such invoiced amounts, which invoices will be calculated by us in accordance with Schedule A hereto.  Such payments shall be made by you (or the Funds) to Merrill Lynch promptly upon a receipt of the invoice therefor by Federal funds wire to the account specified by Merrill Lynch.  Schedule A may be separately amended by the parties hereto from time to time consistent with the provisions of paragraph 22 hereof

13.                               We will invoice you in connection with the Sell-Side Data of the Customers provided hereunder,  and you shall pay or cause the Funds to pay such invoiced amounts, which invoices will be calculated in accordance with Schedule B hereto.  Such payments shall be made to Merrill Lynch promptly upon a receipt of the invoice therefor by Federal funds wire to the account specified by Merrill Lynch.  Schedule B may be separately amended by the parties hereto from time to time consistent with the provisions of paragraph 22 hereof.

14.                               We shall indemnify and hold you harmless from and against any and all losses that you may incur (including, without limitation, reasonable attorneys’ fees and expenses) as a result of our willful misfeasance, bad faith, gross negligence or reckless disregard of our duties and obligations under this Agreement, except to the extent any such losses are caused, or contributed to, by you.

15.                               You shall indemnify and hold us harmless from and against any and all losses that we may incur (including, without limitation, reasonable attorneys’ fees and expenses) as a result of your willful misfeasance, bad faith, gross negligence or reckless disregard of your duties and obligations under this Agreement, except to the extent any such losses are caused, or contributed to, by us.

16.                               If you desire to name an entity as a “Designee” for the purposes of this Agreement, you shall do so in writing in advance of the provision of any Trade Data to that entity.  You shall be fully responsible for your Designee’s compliance with the terms and conditions of this Agreement.

17.                               You and your Designee shall not use the name of Merrill Lynch or its parent company or any subsidiary or affiliated company in any publicity release, advertising, or other publicly distributed materials, without securing our prior written consent, except as may be required by Form N-l A.

18.                               You for yourself and your Designee acknowledge that in the event of a breach or threatened breach of this Agreement we may have no adequate remedy at law, and, accordingly, shall be entitled to obtain an injunction against such breach.  However, no specification in this Agreement of a specific legal or equitable remedy shall be construed as a waiver of or a prohibition against any other legal or equitable remedies in the event of a breach of a provision of this Agreement. We shall be entitled to legal damages and/or equitable relief from you as well as from your Designee for any breach of this Agreement by your Designee.

19.                               This Agreement may be terminated, without penalty, at any time by either party hereto in whole, or in part with respect to one or more of the Funds, upon 30 days written notice to the other party.

20.                               This Agreement, including its Exhibits and Schedules, constitutes the entire agreement between the parties with respect to the matters dealt with herein, and supersedes any previous agreements and documents with respect to such matters.

21.                               All communications in connection with this Agreement shall be in writing and sent to us at:

Financial Data Services, Inc.

Attention: William Bridy, President

4800 Deer Lake Drive East

Jacksonville, Florida 32246

with a copy to:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Attention: Peter D. Thatch, Managing Director, Managed Solutions Group – Third Party Platforms

1700 Merrill Lynch Drive, 2nd Floor

Pennington, NJ 08534

, and sent to you at the address you have provided at the end of this Agreement.

Notice shall be deemed to have been given on the date it was delivered personally to the other party or any officer or was either received by express delivery or telecopy (with receipt) by the other party at its address specified in this Agreement.  Either party may change the address to which communications to it shall be sent by giving notice thereof in accordance with this provision.

22.                               No modification, amendment, supplement to, or waiver of this Agreement or any of its provisions or any Exhibit or Schedule hereto shall be binding upon the parties hereto unless made in writing and duly signed by the party against whom enforcement thereof is sought.  Our failure or delay to enforce at any time any of the provisions of this Agreement, or to exercise any option which is herein provided, or to require at any time performance of any of the provisions hereof, shall in no way be construed to be a waiver of such provisions of this Agreement.

23.                               In the event any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal, or unenforceable provision(s) shall be replaced by a mutually acceptable provision(s), which being valid, legal, and enforceable, comes closest to the intention of the parties underlying the invalid, illegal, or unenforceable provision(s).

24.                               The rights and obligations of the parties hereunder may not be assigned without the prior written consent of the non-assigning party.  Notwithstanding the foregoing, it is expressly understood and agreed that (i) Financial Data Services, Inc. (“FDS”) and any successor to FDS may perform any of the Services hereunder and (ii) Broadridge Financial Solutions, Inc. may perform Services related to the mailing and collection of proxies and other required shareholder communications.

25.                               The validity of this Agreement, the construction and enforcement of its terms, and interpretation of the rights and duties of the parties shall be governed by the laws of the State of New York without giving effect to provisions relating to conflict of laws.

26.                               The following paragraphs shall survive the termination of this Agreement:  3, 4, 5, 8, 9, 10, 11, 14, 15, 18, 25 and this paragraph 26.

27.                               This Agreement shall become effective as of the later of dates set forth below when executed by each of the parties hereto.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Peter D. Thatch
Peter D. Thatch
Managing Director, Managed Solutions Group - Third Party Platforms

Date:	9/14/13

Agreed and accepted:

Firm Name: NORTHERN LIGHTS DISTRIBUTORS, LLC

By:	/s/ Brian Nielsen

Brian Nielsen
Print Name
CEO
Title

Address:	17605 Wright Street
Omaha, NE 68130

Date:	August 22, 2013

EXHIBIT  1

House Account Criteria:

(a)                                            Each House Account must (i) be identified by a unique code; (ii) be initially set up with a zero share balance (as applicable); (iii) have its branch and financial advisor identification numbers set to zero or to a default equivalent of zero; and (iv) Merrill Lynch, Pierce, Fenner & Smith Incorporated shall be identified as the broker-dealer of record; and

(b)                                           The record holder of the House Account shall be maintained as follows:  Merrill Lynch, Pierce, Fenner & Smith Incorporated, For the Sole Benefit of Its Customers, 4800 Deer Lake Drive East, Jacksonville, Florida, 32246; Tax ID# 13-5674085.

EXHIBIT 2

Pursuant to the Agreement between the parties hereto, Merrill Lynch shall perform the following Services:

1.                                             Maintain separate records for each Customer Account with respect to each of the Funds, and classes thereof, held by such Customer Account, which records shall reflect shares purchased, redeemed, transferred and exchanged, and share balances.  Hold House Accounts in each of the Funds (or classes thereof) with the transfer agent of the Funds representing the aggregate position of such Customer Accounts.

2.                                               Aggregate and process purchase, redemption and transfer orders on behalf of Customers.  Calculate and disburse or credit to Customers all proceeds of redemptions of shares of each of the Funds and all dividends and other distributions not reinvested in shares of each of the Funds.

3.                                            Prepare and transmit to Customers periodic Customer Account statements showing the total number of shares owned by them as of the statement closing date, purchases, redemptions, and transfers of Fund shares by the Customer during the period covered by the statement and the dividends and other distributions paid to the Customer during the statement period (whether paid in cash or reinvested in Fund shares).

4.                                             Transmit to Customers proxy materials, reports and other information received  by Merrill Lynch from any of the Funds and required to be sent to shareholders under the federal securities laws.  Upon request of a Fund, Merrill Lynch will transmit to Customers fund communications deemed by the Fund, through its board of directors/trustees or other similar governing body, to be material to shareholders of the Fund.  In the event Merrill Lynch were to mail any Fund materials, reports and other information to Customers pursuant to the first two sentences of this paragraph, you agree to reimburse Merrill Lynch or cause the Fund to reimburse Merrill Lynch for all out-of-pocket expenses, including, without limitation, reasonable clerical expenses incurred in connection with the distribution of such materials using rates and guidelines set forth in Rule 451.90 of the New York Stock Exchange Inc.

5.                                           Transmit (a) state codes, and (b) detailed Fund share purchase transaction and purchase-exchange and redemption-exchange information through NSCC Fund/SERV, as necessary to enable each of the Funds and its distributor to comply with certain requirements and state Blue Sky laws, respectively.

6.                                           Provide to the Funds standard monthly contingent deferred sales charge (CDSC) reports, persistency reports and redemption fee reports, where applicable.

7.                                           Remit monthly to the Funds, in the case of redemption fees, or an organization designated by the Fund, in the case of any CDSC, any amounts collected by Merrill Lynch associated with certain redemption transactions.

8.                                              Provide Customer support concerning Fund positions maintained in Customer Accounts, including answering questions and responding to inquiries regarding such investments, trading and servicing of Customer Accounts.

9.                                              Provide Customers with tax documents related to their investment in the Funds for their tax reporting purposes.

[End of list.]

SCHEDULE A

Pursuant to the Agreement between the parties hereto, you agree to pay Merrill Lynch in respect of the Services and any other administrative and/or marketing services and support provided as follows:

1.          An annual fee in respect of all Fund shares held in Customer Accounts (excluding (A) (i) Customer Accounts for which a Customer has granted to an investment adviser, that is not an affiliated person of Merrill Lynch, the authority to exercise investment discretion (as such term is defined in Section 3(a)(35) of the Securities Exchange Act of 1934), and (ii) Customer Accounts associated with Introducing Firms (collectively, the Customer Accounts in sub-clauses (i) and (ii) are referred to as “Broadcort Accounts”), and (B) Customer Accounts associated with Merrill Lynch’s proprietary online, self-directed brokerage service (“Merrill Edge Accounts”)), at any time during the calendar year, of an amount annually of the average daily net asset value of all Fund shares held in such accounts equal to:

a.             0.10% (10 basis points) for Institutional Plus class shares; and

b.              0.35% (35 basis points) for Institutional class shares.

2.          An annual fee in respect of all Fund shares held in Broadcort Accounts and Merrill Edge Accounts, at any time during the calendar year, of an amount annually of the average daily net asset value of all Fund shares held in such accounts equal to:

a.             0.10% (10 basis points) for Institutional Plus class shares; and

b.             0.40% (40 basis points) for Institutional class Shares.

Such fee will be invoiced monthly as a pro-rata portion of the annual fee.  In addition to the fee set forth above you agree to pay, or cause to be paid, to Merrill Lynch amounts due pursuant to paragraph 5 of the Agreement and paragraph 4 of Exhibit 2 of the Agreement.

SCHEDULE  B

By selection of Option 1or 2 below, it is hereby requested that Sell-Side Data be provided on a daily basis.

☐  Option 1

Transmission of Sell-Side Data directly from Merrill Lynch as “.PR3” file on a daily basis:

a.              $20,000 set-up fee; and

b.              $5,000 annual maintenance fee

             Initials

c. set-up fee and annual maintenance fees waived pursuant to and for the term of trade data agreement with Relevant Fund service provider and/or Designee

             Initials

Name of Designee:

☐   Option 2

Transmission of Sell-Side Data from Merrill Lynch via NSCC Fund/SERV on a daily basis:

- $0.75 per redemption transaction

             Initials

By selection of Option 3 below you have elected not to take any Sell-Side Data on a daily basis.   Accordingly,  you  must  make a separate written  request for Sell-Side Data from Merrill Lynch  pursuant  to paragraph  6 and  send  such request  to the address  specified  in paragraph 21.

☒   Option 3

Custom Trade Data Report:

pricing to be determined by mutual agreement of the parties and paid in full in advance

    BN     Initials